FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          An announcement regarding date of board meeting of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on July 17, 2018; and

2.          An announcement regarding power generation of the Registrant in the first half of 2018, made by the Registrant on July 18, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF MEETING OF THE BOARD OF DIRECTORS

The board of directors (the “Board”) of Huaneng Power International, Inc. (the “Company”) announces that a meeting of the Board of the Company will be convened on Tuesday, 31 July 2018, for the purposes of considering and approving the interim results announcement of the Company for the six months ended 30 June 2018 for publication and transacting any other business.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 July 2018

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON COMPLETION OF POWER
GENERATION IN THE FIRST HALF OF 2018

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), for the second quarter of 2018, the Company’s total power generation by power plants within China on consolidated basis amounted to 103.856 billion kWh, representing an increase of 14.52% over the same period last year. Total electricity sold by the Company amounted to 98.075 billion kWh, representing an increase of 14.54% over the same period last year. In the first half of 2018, the Company’s total power generation by the power plants within China on consolidated basis amounted to 208.167 billion kWh, representing an increase of 11.51% over the same period last year. Total electricity sold by the Company amounted to 196.387 billion kWh, representing an increase of 11.51% over the same period last year. In the first half of 2018, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB418.57 per MWh, representing an increase of 2.72% over the same period last year.

The increase in the Company’s power generation was mainly attributable to:

1.	The growth in the macro-economy was better than expected;

2.	The growth rate of electricity consumption for residents’ electricity, tertiary industries and non- high-energy-consuming manufacturing industries increased significantly; and

3.
In the first half of the year, the growth rate of hydropower generation in the country was relatively low, far lower than the growth rate of the electricity consumption of the whole society and national power generation. The Company has a relatively higher proportion of thermal power units and seized the opportunity to increase power generation.

The power generation (in billion kWh) by each region of the Company’s domestic power plants are listed below:

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change
Heilongjiang Province	3.630	14.06%	6.930	8.01%	3.417	14.55%	6.503	8.12%
Coal-fired	3.343	16.61%	6.387	6.79%	3.130	17.06%	5.969	6.81%
Wind-power	0.275	-13.07%	0.528	21.05%	0.274	-11.22%	0.518	21.52%
PV	0.0127	–	0.0160	–	0.0080	–	0.0112	–
Jilin Province	2.778	40.13%	5.089	27.77%	2.643	40.81%	4.822	28.52%
Coal-fired	2.389	47.49%	4.403	28.89%	2.268	48.37%	4.161	29.57%
Wind-power	0.285	0.68%	0.519	21.92%	0.278	1.48%	0.506	23.28%
Hydro-power	0.039	3.06%	0.043	-4.59%	0.039	2.71%	0.042	-4.83%
PV	0.0064	2,259.26%	0.0122	4,391.16%	0.0063	2,284.19%	0.0121	4,465.92%
Biomass power	0.058	41.91%	0.112	16.68%	0.052	42.85%	0.101	17.97%
Liaoning Province	4.728	40.66%	9.320	8.74%	4.429	41.30%	8.654	8.00%
Coal-fired	4.550	40.54%	9.005	7.57%	4.253	41.19%	8.341	6.74%
Wind-power	0.119	16.83%	0.210	23.84%	0.118	16.91%	0.209	23.99%
Hydro-power	0.015	19.93%	0.023	64.36%	0.015	19.86%	0.022	63.74%
PV	0.0439	367.82%	0.0826	382.25%	0.0434	379.26%	0.0817	394.30%
Inner Mongolia	0.065	2.11%	0.128	14.20%	0.064	2.39%	0.126	14.12%
Wind-power	0.065	2.11%	0.128	14.20%	0.064	2.39%	0.126	14.12%
Hebei Province	3.611	-7.42%	6.439	-4.85%	3.388	-7.76%	6.050	-4.92%
Coal-fired	3.534	-7.69%	6.264	-5.66%	3.314	-8.06%	5.881	-6.01%
Wind-power	0.061	0.35%	0.144	35.66%	0.059	1.04%	0.140	61.16%
PV	0.0157	44.09%	0.0305	46.31%	0.0151	46.81%	0.0293	49.62%
Gansu Province	2.654	37.69%	6.503	27.26%	2.518	38.56%	6.178	27.56%
Coal-fired	2.163	42.28%	5.523	25.61%	2.044	43.15%	5.231	25.82%
Wind-power	0.491	20.57%	0.980	37.44%	0.475	21.72%	0.947	38.09%
Ningxia	0.0069	1,495.35%	0.0108	2,419.15%	0.0066	1,512.89%	0.0104	2,439.24%
PV	0.0069	1,495.35%	0.0108	2,419.15%	0.0066	1,512.89%	0.0104	2,439.24%

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change
Beijing	1.755	83.22%	3.958	18.26%	1.702	82.07%	3.775	19.86%
Coal-fired	0.00	–	0.436	-59.88%	0.00	–	0.381	-59.63%
Combined Cycle	1.755	83.22%	3.522	55.79%	1.702	82.07%	3.393	53.93%
Tianjin	1.568	6.16%	3.595	10.81%	1.474	5.40%	3.368	10.44%
Coal-fired	1.311	23.69%	2.878	6.97%	1.224	23.41%	2.672	6.51%
Combined Cycle	0.256	-38.59%	0.716	29.14%	0.249	-38.71%	0.694	28.34%
PV	0.0009	800%	0.0016	11,187.59%	0.0009	–	0.0016	–
Shanxi Province	2.247	-20.96%	4.793	-11.37%	2.081	-22.00%	4.483	-12.03%
Coal-fired	2.227	5.30%	3.596	4.41%	2.061	5.20%	3.318	4.19%
Combined Cycle	0.001	-99.90%	1.161	-40.89%	0.001	-99.91%	1.128	-41.00%
PV	0.0189	5,300%	0.0368	10,315.31%	0.0191	–	0.0370	–
Shandong Province	21.724	2.42%	42.866	2.42%	20.380	2.27%	40.113	2.28%
Coal-fired	21.399	1.70%	42.258	1.73%	20.062	1.52%	39.539	1.60%
Wind-power	0.207	55.24%	0.416	61.62%	0.201	52.20%	0.383	53.15%
PV	0.1184	222.78%	0.1923	251.39%	0.1174	249.04%	0.1909	277.56%
Henan Province	6.763	38.31%	12.693	16.74%	6.380	38.21%	11.963	16.63%
Coal-fired	6.321	44.46%	12.138	23.06%	5.947	44.60%	11.418	23.19%
Combined Cycle	0.413	-16.28%	0.495	-48.91%	0.405	-16.18%	0.485	-48.85%
Wind-power	0.021	12.28%	0.046	21.35%	0.021	12.28%	0.046	21.49%
PV	0.0072	402.1%	0.0132	823.41%	0.0071	400.54%	0.0130	820.58%
Jiangsu Province	9.823	-14.58%	20.526	-4.02%	9.317	-14.69%	19.474	-4.03%
Coal-fired	7.703	-24.43%	16.678	-11.95%	7.241	-24.89%	15.705	-12.35%
Combined Cycle	1.712	55.94%	2.957	46.93%	1.679	55.97%	2.902	46.97%
Wind-power	0.388	96.83%	0.855	104.19%	0.378	96.62%	0.834	115.06%
PV	0.0207	72.5%	0.0347	189.32%	0.0191	62.67%	0.0329	180.86%
Shanghai	4.488	24.53%	10.001	14.09%	4.246	24.50%	9.472	13.95%
Coal-fired	4.024	26.42%	9.204	17.44%	3.791	26.42%	8.693	17.39%
Combined Cycle	0.465	10.29%	0.797	-14.16%	0.455	10.52%	0.780	-14.12%

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change
Chongqing	1.683	8.27%	4.517	7.28%	1.540	7.57%	4.173	6.67%
Coal-fired	1.547	14.34%	4.127	18.54%	1.408	13.88%	3.793	18.45%
Combined Cycle	0.136	-32.55%	0.390	-46.53%	0.132	-32.41%	0.380	-46.51%
Zhejiang Province	8.257	14.93%	14.798	10.08%	7.945	15.08%	14.231	10.19%
Coal-fired	8.020	14.02%	14.439	9.35%	7.712	14.14%	13.878	9.43%
Combined Cycle	0.219	58.90%	0.330	52.51%	0.215	59.47%	0.324	53.10%
PV	0.0187	40.49%	0.0293	29.05%	0.0186	47.32%	0.0292	33.50%
Hubei Province	3.545	42.29%	8.064	23.46%	3.305	42.47%	7.534	23.29%
Coal-fired	3.329	44.91%	7.715	23.80%	3.111	46.07%	7.221	24.10%
Wind-power	0.103	29.89%	0.192	31.57%	0.083	6.25%	0.159	11.24%
Hydro-power	0.107	-7.24%	0.146	-4.96%	0.104	-6.83%	0.142	-4.31%
PV	0.0066	65,900%	0.0111	110,400%	0.0065	–	0.0110	–
Hunan Province	2.328	71.45%	5.526	41.41%	2.185	72.92%	5.191	42.05%
Coal-fired	2.061	86.75%	5.038	47.37%	1.922	89.75%	4.709	48.49%
Wind-power	0.160	17.62%	0.326	12.64%	0.159	17.49%	0.322	12.60%
Hydro-power	0.096	-17.26%	0.146	-26.38%	0.094	-17.32%	0.143	-26.44%
PV	0.0102	608.33%	0.0161	1,014.96%	0.0100	594.30%	0.0157	994.51%
Jiangxi Province	4.830	8.36%	10.043	11.74%	4.615	8.55%	9.609	11.86%
Coal-fired	4.737	7.31%	9.856	10.83%	4.524	7.29%	9.424	10.83%
Wind-power	0.093	115.45%	0.187	95.93%	0.091	163.61%	0.185	113.86%
Anhui Province	1.358	1.12%	2.806	-1.39%	1.296	1.13%	2.677	-1.76%
Coal-fired	1.249	-2.80%	2.620	-4.27%	1.188	-2.96%	2.497	-4.56%
Wind-power	0.073	188.72%	0.138	134.22%	0.073	189.11%	0.131	125.15%
Hydro-power	0.035	9.77%	0.048	-3.43%	0.035	9.90%	0.048	-3.42%

Region	Power Generation				Electricity sold
	April to June 2018	Change	January to June 2018	Change	April to June 2018	Change	January to June 2018	Change
Fujian Province	3.049	39.70%	5.963	48.16%	2.880	40.11%	5.634	48.52%
Coal-fired	3.045	39.55%	5.957	48.01%	2.876	39.93%	5.628	48.36%
PV	0.0037	1,581.82%	0.0062	2,790.47%	0.0037	–	0.0062	–
Guangdong Province	7.683	46.87%	14.083	52.50%	7.361	47.36%	13.498	52.75%
Coal-fired	7.677	46.91%	14.072	52.55%	7.355	47.39%	13.487	52.80%
PV	0.0058	11.42%	0.0109	8.87%	0.058	11.50%	0.0109	8.97%
Guangxi	0.132	–	0.169	–	0.127	–	0.162	–
Combined Cycle	0.132	–	0.169	–	0.127	–	0.162	–
Yunnan Province	1.601	77.77%	2.573	36.80%	1.478	7.748%	2.376	36.32%
Coal-fired	1.461	82.53%	2.264	38.84%	1.343	82.41%	2.075	38.31%
Wind-power	0.139	39.55%	0.309	23.50%	0.135	39.94%	0.301	24.01%
Guizhou Province	0.052	268.42%	0.111	226.39%	0.051	270.26%	0.109	227.83%
Wind-power	0.052	268.42%	0.111	226.39%	0.051	270.26%	0.109	227.83%
Hainan Province	3.496	13.74%	6.661	16.02%	3.246	13.84%	6.202	16.24%
Coal-fired	3.423	14.73%	6.507	16.39%	3.175	14.90%	6.050	16.64%
Combined Cycle	0.008	317.96%	0.023	195.57%	0.007	316.26%	0.022	195.43%
Wind-power	0.017	-15.62%	0.046	-11.79%	0.016	-15.68%	0.045	-11.69%
Hydro-power	0.037	-41.55%	0.062	-22.42%	0.036	-41.69%	0.062	-22.48%
PV	0.0118	116.07%	0.0226	124.20%	0.0117	117.19%	0.0224	125.27%
Total	103.856	14.52%	208.167	11.51%	98.075	14.54%	196.387	11.51%

For the second quarter of 2018, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.1% in Singapore, representing a decrease of 0.7 percentage point compared to the same period of last year (21.8%). In the first half of 2018, the accumulated power generation accounted for a market share of 20.8%, representing a decrease of 0.7 percentage point compared to the same period last year.

In addition, the projects of the Company’s wholly-owned Huaneng Heilongjiang Shuangyu Photovoltaic with a total capacity of 46.6 MW, 30 MW PV units of the Huaneng Jiangsu Huaiyin Photovoltaic Power Plant and 10 MW PV units of the Huaneng Jiangsu Taicang Photovoltaic Ash Field Phase II (75% owned by the Company), 8 MW PV units of Huaneng Hainan Chengmai Photovoltaic (91.8% owned by the Company), 20 MW PV units of the Jilin ZhenLai Wind Farm (50% owned by the Company), and 10 MW PV units of the Shanxi Yushe Photovoltaic (90% owned by the Company) were put into operation in the second quarter of 2018. As of 30 June 2018, the Company had a controlled installed capacity of 104,425 MW, and an equity-based installed capacity of 91,894 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
18 July 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     July 18, 2018